

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 4, 2016

Michael D. Tofias
25 Cambridge Drive
Short Hills, NJ 07078

**Re: Surge Components Inc.
        PREC14A - Preliminary Proxy Statement filed on Schedule 14A
        Filing made on September 27, 2016, by Bradley P. Rexroad and Michael D. Tofias
        File Number: 000-27688**

Dear Mr. Tofias,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

        Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on September 27, 2016

Proposal 1 | Election of Directors, page 9

1. Item 5(b)(1)(iii) of Schedule 14A requires a statement as to "whether or not" any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

2. The biographical information of Mr. Tofias, as provided pursuant to Item 7 of the Schedule 14A, does not appear to fully comply with the requirements of Item 401 of Regulation S-K. First, Item 401(e) requires a description of a director nominee's business experience during the past five years. While Mr. Tofias's biographical information only describes his experience between 1998 and May 2015, it fails to mention his business experience since May 2015. Second, the biography mentions the various positions that Mr. Tofias served at Citigroup Global Markets Inc. and its predecessors but fails to describe the principal business of such entities, as required by Item 401(e). Third, Item 401(e) expressly requires a brief discussion of each nominee's specific experience, qualifications, attributes or skills "that led to the conclusion that the person should serve as a director." The generic reference to Mr. Tofias's experience of serving "in various positions" in a particular institution appears inadequate for concluding that he "would be of substantial value to the Board." Please revise.

Proposal 5— Proposal Requesting a Declassified Board Structure

3. Disclose whether vacancies which occur during the year will be filled only until the next annual meeting or for the remainder of the full term. See Instruction (1) to Item 19.

4. Proposals 4 and 5, along with Proposal 2, are initially characterized as proposals to be voted upon in an advisory manner. At pages 11 and 12, however, the description of the votes on proposals 4 and 5 does not disclose whether the vote will be binding. By contrast, the proxy statement expressly states that the advisory vote on Proposal 2 is not binding. Please revise to reaffirm the nonbinding nature of the advisory vote on proposals 4 and 5. See Item 20 of Schedule 14A, which requires a brief explanation of the general effect of the vote.

Proposal 6 – By-Law Restoration Proposal, page 13

5. Please revise to indicate that to the extent the proposal is lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests.

Miscellaneous Information Concerning the Participants, page A-3

6. We noticed the representation that "…Mr. Tofias did not fail to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company's most recent fiscal year…" Please revise to indicate, if true, the Mr. Tofias untimely filed a Form 4 on July 22nd, 2015 for a transaction that occurred on July 17th, 2015, or advise.

Form of Proxy

7. Please revise to remove the apparent errant reference to Solitron Devices, or advise.

General – Statements Regulated Under Rule 14a-9

8. Please revise the following four statements to provide any factual support used as a basis in making such representations, or alternatively delete the statements:

   o "Research has shown that Delaware firms are worth significantly more than similar firms incorporated elsewhere."

   o "The Court of Chancery is one of the most highly respected trial courts of any kind in the United States."

   o "While costs can be somewhat higher in Delaware (I estimate currently approximately $6,000 per year), I believe the benefits to stockholders far exceed this difference in cost."

   o "The Concerned Stockholders believe that the costs imposed by stockholders from a classified board structure more than outweigh any benefits."

9. Rule 14a-9 regulates statements that directly or indirectly impugn character or that allege improper conduct without factual foundation. Please disclose the basis for the assertion that the issuer has experienced "poor corporate governance and [a] history of underperformance."

10. Please revise to correct the apparent inaccurate statement that "[i]f a quorum is not present or represented at the Annual Meeting, the stockholders entitled to vote at the meeting may adjourn the Annual Meeting." Neither Nevada law nor the issuer's organizational documents appear to authorize stockholders expressly, or otherwise empower them, to adjourn the annual meeting when a quorum is not present.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:** Douglas K. Schnell
David Berger